Exhibit (a)(1)(D)

Form of Email to Stockholders (without transferable shares)

Subject Line: Notice of Offer to Purchase Shares of Class C Common Stock (Liquidity Offer)

You are receiving this notice and the documentation included herewith because our records indicate that you hold shares of Class C common stock of Dell Technologies Inc. (the “Company”).

Today, September 14, 2016, the Company has commenced an offer to purchase shares of Class C common stock for a purchase price of $27.50 in cash. This offer to purchase is subject to the terms and conditions set forth in the Offer to Purchase document and the related election form being delivered to you.

However, our records indicate that the contractual transfer restrictions applicable to you do not permit you to sell shares in the offer. As such, you do not need to take any action at this time.